Exhibit 99.1

GCL and the Hainan Animation and Gaming Association Announce Strategic Partnership to Drive Regional Gaming Initiatives

Singapore - March 31, 2025 – – GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, and the Hainan Animation and Gaming Association (“the Association”), a key industry organization in the animation and gaming sector in Hainan, China, today announced the signing of a non-binding memorandum of understanding (the “MOU”) for a proposed long-term strategic partnership to accelerate the development of the animation and gaming industry in China’s Hainan province.

Under the MOU, parties have agreed to collaborate on developing gaming industry strategies with an international perspective. By combining resources and innovation, GCL and the Association aim to build a gaming ecosystem that supports sustainable game development initiatives and attracts global enterprises and talent to Hainan, China.

Li Kai, Chairman of Hainan Animation and Gaming Association, said, “Today marks a pivotal moment as we begin talks on a partnership that could re-shape the business landscape of this region. If our goals are realized, I’m confident that we will be able to provide unmatched value to animators, game developers, and small-to-medium game studios. Together with GCL, we have an opportunity to establish Hainan as a hub for the video game industry in China.”

With the proposed strategic partnership, GCL plans to leverage the Association’s economic and industry resources in the region to enhance its portfolio of games under development with new, internationally competitive concepts, develop new IP initiatives that can translate into globally appealing animation and gaming brands, and expand its network to potentially grow its game publishing business.

“A partnership with the Association will allow GCL to deepen its game publishing network in China and capitalize on opportunities presented by the growing number of indie game developers in China,” said Sebastian Toke, Group CEO of GCL. “By combining our resources and expertise, we hope to create jobs and foster a dynamic industry that will fuel innovation for years to come.”

Establishment of the proposed strategic partnership is subject to the negotiation of definitive agreements with customary closing conditions, including regulatory approval.

About GCL Global Holdings Ltd

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About Hainan Animation and Gaming Association

A key industry organization in Hainan’s animation and gaming sector in Hainan, China, that oversees extensive industry resources and plays a significant role in advancing the development of its regional animation and gaming industry.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024 and other documents which will be filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185